02 APR -8 AM 8:1

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

02028295

3rd April 2002

SUPPL

Dear Sir/Madam

Opinion Research Limited
Registered number: 835544

I attach form 288a Appointment of director for Mr Paul Simon Kent Wright. Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

pp Cheryl Gerard
Judith George

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States BY DHL

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US)- 001 646 885 3043

dlw 4/8

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

288a

APPOINTMENT of director or secretary
(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 835544

Company Name in full Opinion Research Limited

	Day	Month	Year		Day	Month	Year
Date of appointment	05	03	2002	†Date of Birth	02	12	1957

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Forename(s): Paul Simon Kent

Surname: Wright

Previous Forename(s): Previous Surname(s):

Usual residential address 29 Turney Road

Post town: Dulwich, London Postcode: SE21 7JA

County / Region: Country: England

†Nationality: British †Business occupation:

†Other directorships (additional space overleaf):

I consent to act as ** director / secretary of the above named company

Consent signature PSK Wright **Date**

A director, secretary etc must sign the form below.

Signed [signature] **Date**

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Judith George, Taylor Nelson Sofres plc,
Westgate, London, W5 1U
Tel 020 8967 0007
DX number DX exchange

* Voluntary details.
† Directors only.
**Delete as appropriate

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised July 1998

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 835544

† Directors only. †Other directorships

3965470, 3965472

3968944 TNS Delta

3986121 TNS Epsilon

3965469 TNS Gamma/4177804 Zeta

4049251 Cust.Eq

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- *for names not used since the age of 18 or for at least 20 years*

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the *name by which that person was known before he or she adopted the title or succeeded to it.*

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

02 APR -8 AM 8:1.

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

3rd April 2002

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of 12g3-2b please find enclosed:-

Annual Return – Fieldcontrol Limited
Annual Return – Metra Sofres Limited

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me. My fax number is 44 020 8967 1334.

Yours faithfully

Judith George
Assistant Company Secretary

Encls.

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 646 885 3043

f:\users\legal\cherylg\judi\docs\adr's\001 sec.doc

Taylor Nelson Sofres plc
Westgate, London W5 1UA
Tel: +44 (0) 20 8967 0007 Fax: +44 (0) 20 8967 4060
Internet : http://www.tnsofres.com

02 APR -8 AM 8:1-

PLC

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

3rd April 2002

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of 12g3-2b please find enclosed:-

Annual Return – Fieldcontrol Limited
Annual Return – Metra Sofres Limited

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me. My fax number is 44 020 8967 1334.

Yours faithfully

Judith George
Assistant Company Secretary

Encls.

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 646 885 3043

f:\users\legal\cherylg\judi\docs\adr's\001 sec.doc

Companies House

— for the record —

Company Name

METRA SOFRES LIMITED

02 APR -8 PM 8:17

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type

Private Company Limited By Shares

Company Number

1747750

Information extracted from Companies House records on

18th January 2002

Section 1: Company details

Ref: 1747750/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Taylor Nelson Sofres Plc** **West Gate** **London** **W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **Taylor Nelson Sofres Plc** **West Gate** **London** **W5 1UA**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Taylor Nelson Sofres Plc** **West Gate** **London** **W5 1UA**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** **7414** **Business & management consultancy**	**SIC CODE** **Description**

Section 2: Details of Officers of the Company

	Current details	Amended details
> Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** John STOBART **Address** Meadowview Kimbolton Road Lower Dean Huntingdon Cambridgeshire PE18 0LJ	Name ______ Address ______ UK Postcode Date of change __ / __ / ____ Date John STOBART ceased to be secretary (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Claude BENAZETH **Address** 92 Rue De Bagneux 92120 Montrouge Paris France **Date of birth** 25/11/1942 **Nationality** French **Occupation** Company Director	Name ______ Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Claude BENAZETH ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Pierre WEILL MONSIEUR **Address** 2 Rue Guynemer Paris France France 75006 **Date of birth** 03/04/1936 **Nationality** French **Occupation** Company Director	Name ______ Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Pierre WEILL MONSIEUR ceased to be director (if applicable) __ / __ / ____

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary Shares	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 200,000	Number of shares issued
	Aggregate Nominal Value of issued shares £200,000.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 200,000	Total number of shares issued
	Total Nominal value of shares issued £200,000.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** SOFRES SA	Name ______	
Address 16118 Rue Barbers 92129 Montrogue Cedex Paris France	Address ______ ______ ______ UK Postcode	**Shares transferred by** SOFRES SA
Shares held	**Shares held**	
Class / *Number*	*Class* / *Number*	*Class* / *Number* / *Date of transfer*
Ordinary Shares / **200000**	______ / ______	______ / ______ / __/__/____
	______ / ______	______ / ______ / __/__/____

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 1747750

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature pp [signature] (~~Director~~/ Secretary)

Date 25 / 01 / 2002

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***31/12/2001***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **31st December 2002** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Cheque ☑ *Postal Order* ☐ *Cheque / Postal Order Number* 00618

(Please complete as appropriate)

Contact Address

Please give the name and address of the person who should be contacted if there are any queries about this form.

Contact Name: JUDITH GEORGE

Telephone number *inc code*: 020 8967 4108

Address: TAYLOR NELSON SOFRES PLC
WESTGATE
LONDON W5

DX number *if applicable*: __ __ __ __ __ __

DX exchange: ______

Postcode: W5 1UA

Companies House
— for the record —

Company Name
FIELDCONTROL LIMITED

363s Annual Return

02 APR -8 PM 8:1

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares
Company Number
944187
Information extracted from Companies House records on
18th January 2002

Section 1: Company details

Ref: 944187/03/10

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Westgate** **London** **W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** **7413** **Market research, opinion polling**	**SIC CODE** **Description**

Company Number - 944187

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Judith GEORGE **Address** 24 Holly Gardens West Drayton Middlesex UB7 9PE	Name ______ Address ______ UK Postcode Date of change __ / __ / ____ Date Judith GEORGE ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Antony Brian COWLING **Address** 4 Links Road Epsom Surrey KT17 3PS **Date of birth** 02/01/1936 **Nationality** British **Occupation** Executive Chairman	Name ______ Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Antony Brian COWLING ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Martin Stevenson Crosbie FRAME **Address** 23 St Jamess Gardens Holland Park London W11 4RE **Date of birth** 30/04/1945 **Nationality** British **Occupation** Finance Director	Name ______ Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Martin Stevenson Crosbie FRAME ceased to be director (if applicable) 31 / 12 / 2000

Company Number - 944187

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Michael Harry Colpoys HOPKINS **Address** 19 Lattimer Place Corney Reach London W4 2UD **Date of birth** 30/01/1934 **Nationality** British **Occupation** Communications Consultant	Name Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Michael Harry Colpoys HOPKINS ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Frances Elizabeth LOVELESS **Address** 140 Godstone Road Purley Surrey CR8 2DF **Date of birth** 04/03/1943 **Nationality** British **Occupation** Market Research	Name Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Frances Elizabeth LOVELESS ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Francesca Caroline SIVERS **Address** 19 Latimer Place Corney Reach London W4 2UD **Date of birth** 21/10/1953 **Nationality** British **Occupation** Health Care Consultant	Name Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Francesca Caroline SIVERS ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Jennifer STONE	Name ______
	Address 19 Wimborne Gardens Ealing London W13 8BY	Address ______ ______ ______ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴
	Date of birth 12/04/1942	Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴
	Nationality British	Nationality ______
	Occupation Market Research	Occupation ______
		Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴
Particulars of a new Director must be notified on form 288.		Date Jennifer STONE ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 100,000	Number of shares issued
	Aggregate Nominal Value of issued shares £100,000.00	Aggregate Nominal Value of issued shares

> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 100,000	Total number of shares issued
	Total Nominal value of shares issued £100,000.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** Michael HOPKINS **Address** 19 Latimer Place Corney Reach London W4 2UD **Shares held** *Class* Ordinary — *Number* 30000	Name ____ Address ____ ____ ____ UK Postcode ____ ___ **Shares held** *Class* ____ *Number* ____ ____ ____	**Shares transferred by** **Michael HOPKINS** *Class* ____ *Number* ____ *Date of transfer* __/__/____ ____ ____ __/__/____
> **Shareholder Name** OPINION RESEARCH LTD **Address** Holbrooke House 34-38 Hill Rise Richmond Surrey TW10 6UA **Shares held** *Class* Ordinary — *Number* 70000	Name ____ Address ____ ____ ____ UK Postcode ____ ___ **Shares held** *Class* ____ *Number* ____ ____ ____	**Shares transferred by** **OPINION RESEARCH LTD** *Class* ____ *Number* ____ *Date of transfer* __/__/____ ____ ____ __/__/____

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 944187

Companies House

— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (Director / Secretary)

Date 25 / 01 / 2002.

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *31/12/2001*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **31st December 2002** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Cheque ☑ *Postal Order* ☐ *Cheque / Postal Order Number* 00618.

(Please complete as appropriate)

Contact Address

Please give the name and address of the person who should be contacted if there are any queries about this form.

Contact Name: JUDITH GEORGE

Telephone number *inc code*: 020 8967 4108.

Address: TAYLOR NELSON SOFRES plc
WESTGATE
LONDON

DX number *if applicable*

DX exchange

Postcode W5 1UA